January 27, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Robert Babula and Gus Rodriguez

RE:    Newpark Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 25, 2022
Form 10-Q for the Quarterly Period Ended June 30, 2022
Filed August 3, 2022
File No. 001-02960

Dear Messrs. Babula and Rodriguez:

Newpark Resources, Inc. (the “Company”) is in receipt of your letter dated September 2, 2022 (the “Comment Letter”) that sets forth the comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s above-referenced Form 10-K and Form 10-Q. This letter will confirm the telephone conversation yesterday between Mr. Babula and Mr. Piontek, the Company’s Chief Financial Officer, relating to our receipt of such letter on January 26, 2023. In that telephone conversation, we committed to responding to the Comment Letter promptly and intend to provide a response to the Staff no later than February 9, 2023.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at gpiontek@newpark.com or 281-362-6821.

Very truly yours,

NEWPARK RESOURCES, INC.
(Registrant)

By:	/s/ Gregg S. Piontek
Gregg S. Piontek Senior Vice President and Chief Financial Officer

cc:     E. Chipman Earle, Newpark Resources, Inc.
Gerald Spedale, Gibson, Dunn & Crutcher LLP
Deloitte & Touche LLP
Newpark Resources, Inc. • 9320 Lakeside Blvd., Suite 100, The Woodlands, Texas 77381 • (281) 362-6800 • FAX (281) 362-6801